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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2004
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FORM 51-102F3
Material Change Report

Item 1.   <u>Name and Address of Company</u>

KENSINGTON RESOURCES LTD.
Suite 306, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Item 2.   <u>Date of Material Change</u>

July 16, 2004

Item 3.   <u>News Release</u>

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on July 16, 2004 and filed on SEDAR on July 16, 2004.

Item 4.   <u>Summary of Material Change</u>

Kensington Resources Ltd. (the "Company") announced the appointment of William E. Stanley to the Board of Directors and the granting of stock options.

Item 5.   <u>Full Description of Material Change</u>

See Schedule "A" attached hereto.

Item 6.   <u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>

Not Applicable

Item 7.   <u>Omitted Information</u>

No information has been omitted.

Item 8.   <u>Executive Officer</u>

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President, telephone: (250) 361-1578.

Item 9.   <u>Date of Report</u>

July 16, 2004



Schedule A

KENSINGTON RESOURCES

Head Office

Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1578 Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

WILLIAM E. STANLEY APPOINTED TO THE BOARD OF DIRECTORS

Victoria, B.C., Friday, July 16, 2004 – Kensington Resources Ltd. (the "Company") announces the appointment of William E. Stanley to the Board of Directors, effective immediately.

W. E. (Bill) Stanley is a retired partner with Coopers & Lybrand Consulting (PricewaterhouseCoopers) and a former Director of the firm's Canadian and International mining practices. Over the past 35 years, his consulting career has incorporated both international mining assignments and a variety of projects for most of the major mining companies in Canada. Currently, he is an Adjunct Professor at the University of British Columbia's Department of Mining and Mineral Process Engineering and he is on the Board of Directors of Miramar Mining Corporation. He is a former Director of Westmin Resources Limited, Gibraltar Mines Limited, Teck Corporation and Luscar Limited and a past President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM). Mr. Stanley is a graduate of the Provincial Institute of Mining, Haileybury, Northern Ontario and holds a B.Sc. in Mine Engineering from Michigan Technological University.

Robert A. McCallum, President of Kensington stated, "Part of the Company's current corporate mandate is to strengthen its board of directors. Mr. Stanley brings with him a wealth of technical knowledge and experience at a senior level and we are pleased to have someone of his caliber joining our board."

"I was attracted by the immense scale and potential of the Fort à la Corne Project," stated Mr. Stanley. "I look forward to working with the other directors of Kensington and its management in the interest of the Company's shareholders," said Mr. Stanley.

The Company also reports the granting of 150,000 stock options to Mr. Stanley, exercisable at a price of $0.77 per share for a five-year period pursuant to the Company's Stock Option Plan.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF KENSINGTON RESOURCES LTD.**

(signed) "Robert A. McCallum"

**Robert A. McCallum
President**

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

**Robert A. McCallum, President
Kensington Resources Ltd.**
Tel: 1-800-514-7859 or (250) 361-1578
E-mail: rob-mccallum@kensington-resources.com

FORM 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

    KENSINGTON RESOURCES LTD.
    Suite 306, 1208 Wharf Street
    Victoria, British Columbia
    Canada, V8W 3B9

Item 2. **Date of Material Change**

    July 28, 2004

Item 3. **News Release**

    A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on July 28, 2004 and filed on SEDAR on July 28, 2004.

Item 4. **Summary of Material Change**

    Kensington Resources Ltd. (the "Company") announced that the forward work program budget for the Fort à la Corne Diamond Project in Saskatchewan has been substantially increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon at the Joint Venture meeting of June 16, 2004. Drilling is scheduled to commence in August and a second phase of drilling may be implemented as early as the second quarter of 2005.

Item 5. **Full Description of Material Change**

    See Schedule "A" attached hereto.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

    Not Applicable

Item 7. **Omitted Information**

    No information has been omitted.

Item 8. **Executive Officer**

    The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President, telephone: (250) 361-1578.

Item 9. **Date of Report**

    July 28, 2004



Schedule A

KENSINGTON RESOURCES

Head Office

Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1578 Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

2004-2005 EVALUATION AND EXPLORATION PROGRAM BUDGET SUBSTANTIALLY INCREASED

Victoria, B.C. Wednesday, July 28, 2004 – Kensington Resources Ltd. (the "Company") announces that the forward work program budget for the Fort à la Corne Diamond Project in Saskatchewan has been substantially increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon at the Joint Venture meeting of June 16, 2004. Drilling is scheduled to commence in August and a second phase of drilling may be implemented as early as the second quarter of 2005.

As announced in the Company's news release of June 28, 2004, the operator recommended a major shift in strategy for this year's program. Instead of assessing the average grades of individual bodies, the new approach is focused on defining the higher grade units within proximally-located priority kimberlite bodies. Considering these higher grade units in combination as a single resource will permit significant economy of scale to be achieved for a large scale mining operation.

"This is by far the largest program to date in the history of the Fort à la Corne Project," stated Robert A. McCallum, President of Kensington. "We support the major shift in strategy for this year's program and the increased budget confirms that the joint venture partners are fully committed to advancing the project to a development decision as quickly as possible."

A total of eight large diameter (36-inch or 914 mm) minibulk sampling holes will be distributed over bodies 140/141 and 122 designed to increase confidence levels in grade and revenue estimates. Additional HQ coreholes may be required as pilot holes for these large diameter drillholes. An HQ core (63.5 mm diameter) drilling program will be targeted on three of the next most prospective kimberlite bodies in the southern portion of the claims and designed specifically to test for higher-grade zones. Initial planning has resulted in placement of eight coreholes on each of the bodies. In addition, the JV will conduct an NQ core (47 mm diameter) core drilling program to test newly-defined kimberlite targets in the southern claim area that were defined by airborne magnetic and electromagnetic surveys. This part of the program includes testing the large gravity anomaly located adjacent to the east side of Kimberlite 150.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS
OF KENSINGTON RESOURCES LTD.

(signed) "Robert A. McCallum"

Robert A. McCallum
President

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Robert A. McCallum, President
Kensington Resources Ltd.
Tel: 1-800-514-7859 or (250) 361-1578
E-mail: rob-mccallum@kensington-resources.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director